RANPAK HOLDINGS CORP.

7990 AUBURN ROAD

CONCORD TOWNSHIP, OH 44077

October 20, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Purnell

Re:	Ranpak Holdings Corp.
Registration Statement on Form S-3
File No. 333-249439

Dear Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ranpak Holdings Corp., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-249439) to 4:00 p.m. Eastern Daylight Time on October 22, 2020, or as soon as practicable thereafter.

The Registrant hereby authorizes John B. Meade of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact John B. Meade of Davis Polk & Wardwell LLP at (212) 450-4077 or john.meade@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ William Drew
Chief Financial Officer,
Ranpak Holdings Corp.

cc:	John B. Meade, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP